May 1, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AvePoint, Inc. Request to Withdraw Registration Statement on Form S-8 Filed April 17, 2025 Registration No. 333-286606

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), AvePoint, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-8 (Registration No. 333-286606), together with all exhibits thereto, filed on April 17, 2025 (the “Registration Statement”). Exhibit 107 of the Registration Statement was inadvertently filed with the Commission’s Electronic Data Gathering and Retrieval (“EDGAR”) system without the fee data in Inline XBRL format as required for large accelerated filers. The Company wishes to withdraw the Registration Statement to correct this error. No securities were sold pursuant to the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company intends to refile the Registration Statement on EDGAR to correct the Exhibit 107 error immediately following this request.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact me at (804) 314-5903.

By:	/s/ Brian Michael Brown
Name:	Brian Michael Brown
Title:	Chief Legal and Compliance Officer, and Secretary